On August 13, 2009, Network Equipment Technologies, Inc. made an EDGAR filing with accession number 0000752431-09-000046, on submission types SC TO-I and SC 13E3. The SC TO-I is the only intended filing. The SC 13E3 was submitted in error and should be disregarded.